Filed by CancerVax Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
     On January 9, 2006, CancerVax Corporation (“CancerVax”) and Micromet AG (“Micromet”) issued a joint press release announcing that they had entered into an Agreement and Plan of Merger and Reorganization, dated as of January 6, 2006, by and among CancerVax, Carlsbad Acquisition Corporation, Micromet Inc. and Micromet AG. The merger agreement was filed by CancerVax with the SEC on Form 8-K today, January 9, 2006, and is incorporated by reference into this filing. The text of the joint press release is as follows:

FOR IMMEDIATE RELEASE
CANCERVAX AND MICROMET ANNOUNCE MERGER AGREEMENT
Conference Call Scheduled for January 9, 2006, at 9:00 AM Eastern /
03:00 PM Central European Time
Carlsbad, California and Munich, Germany — January 9, 2006 — CancerVax Corporation (NASDAQ: CNVX), a biotechnology company focused on the research, development and commercialization of novel biological products for the treatment of cancer, and Micromet AG, one of the leading privately held European biopharmaceutical companies focused on the development of antibody-based drugs, announced today the signing of a definitive merger agreement. The merger is expected to create a transatlantic, NASDAQ-listed company with a highly differentiated drug development pipeline focused on oncology, autoimmune and inflammatory diseases, and a strong, proprietary technology base for the development of antibody-based product candidates.
“We believe that the proposed merger of CancerVax and Micromet is consistent with our objective of maximizing value for our stockholders, and will result in an organization with a robust pipeline of drug candidates as well as significant experience in drug discovery and development,” said David F. Hale, President and CEO of CancerVax Corporation.
“This transaction will allow Micromet to access U.S. capital markets, which is essential in our efforts to accelerate the development of our novel, antibody-based drug compounds based on our proprietary BiTETM, or bi-specific T cell engager, and single-chain antibody drug development platforms,” said Christian Itin, Ph.D., CEO of Micromet. “It also strengthens our management team and financial position, allows us to leverage CancerVax’s existing U.S. public company infrastructure, and adds to our product development portfolio.”

The merged company will have a substantial product pipeline, with two compounds in clinical development in three major cancer indications and several preclinical and research-stage product candidates.

Product Candidate	Indication	Development Stage	Collaboration
MT201 Adecatumunab (human antibody)	Metastatic Breast Cancer Prostate Cancer	Phase 2	Serono
MT103 (BiTETM)	Non-Hodgkin’s Lymphoma (NHL)	Phase 1	MedImmune, Inc.
MT110 (BiTETM)	Solid Tumors	Pre-clinical	—
MT203 (human antibody)	Inflammatory Diseases	Pre-clinical	—
D93 (humanized antibody)	Solid Tumors	Pre-clinical	—
Details of the Proposed Transaction
Under the terms of the merger agreement, CancerVax will issue, and Micromet stockholders will receive, shares of CancerVax stock such that Micromet stockholders will own approximately 67.5 percent of the combined company, on a pro forma basis, and CancerVax stockholders will own approximately 32.5 percent. It is anticipated that, on a pro forma basis, cash, cash equivalents and securities available-for-sale for the combined Companies as of December 31, 2005 will be between $57 million and $60 million. The merger is intended to qualify for federal income tax purposes as a tax-free reorganization under the provisions of Section 368(a) of the U.S. Internal Revenue Code of 1986, as amended. The merger agreement has been approved by both Boards of Directors and will need to be approved by each company’s stockholders.
CancerVax expects to file a Form S-4 and related joint proxy statement/prospectus with the U.S. Securities and Exchange Commission and any other necessary government filings in the coming weeks. Depending on the review process of the agencies, the Companies would expect their respective stockholder votes to occur in the second quarter of 2006. Upon closing of the transaction, the Company’s shares are expected to continue to trade on the NASDAQ National Market. CancerVax will be renamed as Micromet, Inc., and application will be made to NASDAQ to change the ticker symbol to “MITI”. Piper Jaffray & Co. served as financial advisor and Latham and Watkins LLP as legal advisor to CancerVax. Cooley Godward LLP served as legal advisor to Micromet.
Management and Organization
Following the closing, the merged Company’s U.S. headquarters will be in Carlsbad, CA, while the Company’s German headquarters will remain in Munich, Germany. Research and development activities will be consolidated in Munich.

David F. Hale, currently President and Chief Executive Officer of CancerVax, will become Chairman of the Board of Directors of the merged company. Micromet’s Chief Executive Officer, Christian Itin, will become President and CEO and serve on the Board of Directors. Patrick Baeuerle, currently Chief Scientific Officer of Micromet, will become CSO of the combined entity. CancerVax’s Chief Financial Officer, William R. LaRue, will serve as CFO of the merged company. Gregor Mirow, Micromet’s Chief Financial and Chief Operating Officer, will be COO, and Hazel M. Aker, CancerVax’s General Counsel, will continue to serve as General Counsel. The combined company’s Board of Directors will consist of five current Micromet directors, including one director who is also currently a director of CancerVax, three other CancerVax directors and a ninth director to be named by Micromet prior to the merger.
Outlook for 2006
Following the merger, the Company plans to focus its resources on accelerating the development of its clinical-stage product development programs and leveraging its strong R&D base and pipeline-generating capabilities related to human antibodies, BiTE™ molecules and single-chain antibodies. The Company also plans to continue to build on Micromet’s track record of successfully establishing drug development collaborations with major pharmaceutical companies, while retaining substantial commercial rights.
Anticipated milestones for the merged Company in 2006 include:
•	Closing the merger transaction in the second quarter;
•	Phase 2 clinical trial results for MT201 in patients with metastatic breast cancer and in patients with prostate cancer;
•	Phase 1 results for MT103 in the treatment of patients with NHL;
•	Filing of an investigational new drug application in the first quarter to initiate clinical trials with D93; and
•	Continuing to pursue partnering opportunities.
MT201 — Adecatumumab
Micromet’s lead product candidate, MT201, is a recombinant human monoclonal antibody of the IgG1 subclass with a binding specificity to epithelial cell adhesion molecule (Ep-CAM). Ep-CAM is over-expressed with high frequency on most solid tumor types, including prostate, breast, colon, gastric, ovarian and lung cancer. MT201 is in Phase 2 clinical trials in patients with prostate cancer and metastatic breast cancer. In addition, MT201 is being evaluated as a combination therapy with Taxotere® (docetaxel) in a Phase I clinical trial in patients with metastatic breast cancer. The FDA has approved an investigational new drug application for MT201 for the treatment of patients with metastatic breast cancer.
In December 2004, Micromet announced an exclusive worldwide collaboration and license agreement with Serono, a Swiss corporation, for the development and commercialization of MT201. Micromet received an initial license fee of US$10 million and may receive additional milestone payments of up to US$138 million if the product is successfully developed and registered worldwide in three or more indications. In addition,

Micromet may receive undisclosed royalties based on net sales of the product. Under certain terms and conditions, Micromet may elect to share in the development and commercialization of the product in the U.S. and E.U. in exchange for a share of profits.
MT103
Micromet’s other leading product candidate, MT103, is being studied in a European Phase 1 clinical trial. MT103 represents a new class of therapeutics that may be capable of instructing the patients’ own T cells (a very potent type of killer cell) to repeatedly eliminate tumor cells. This technology is called BiTE™ (bi-specific T cell engager). MT103 binds to CD19 on B cells, a cell surface antigen.
In June 2003, Micromet announced an agreement to jointly develop MT103 with MedImmune, Inc. Under the terms of the agreement, Micromet would receive milestone payments based on the successful development, filing, registration and marketing of MT103, as well as royalties on MedImmune’s North American sales of the product. Micromet retained all rights to the product candidate outside of North America.
D93
CancerVax’s D93 is a humanized, monoclonal antibody being studied for the treatment of solid tumors, which has been shown to selectively bind to denatured or remodeled protein in diseased or damaged tissues, but not to native collagen in the extra-cellular matrix of healthy tissue. D93 has demonstrated the ability to selectively bind to denatured collagen targets in colon, melanoma, lung, and breast cancer tumors grown in xenogeneic mouse models. The Company expects to submit an investigational new drug application for D93 to the FDA in the first quarter of 2006, and plans to initiate the first clinical trial for D93 later in 2006.
Micromet’s BiTE™ Technology
Micromet’s BiTE™ technology represents a novel therapeutic modality with the potential to develop antibody-based products to improve the treatment of diseases that currently lack satisfactory treatment options and that are resistant or refractory to standard therapies. BiTE™ molecules constitute a novel class of bi-specific antibodies that appear to be unique in their ability to activate the body’s killer T cells against target cells. The proposed mechanism of action of Micromet’s BiTE™ technology involves the activation of the available T cells in a patient’s body, regardless of their specificity. This approach may have advantages, since in cancer therapy, patient-derived cancer tissue has to be recognized as “foreign” and eliminated by the patient’s T cells. In many cases, tumors evade the recognition mechanisms used by T cells, in particular, and thus cannot be controlled by the patient’s immune system. In summary, BiTE™ molecules are designed to provide each T cell with the ability to circumvent a number of tumor cell defense mechanisms.

Single Chain Antibodies
Single-chain antibodies, which are used in the construction of BiTE™ product candidates, have demonstrated potential as therapeutics, diagnostics and as research tools. Single-chain antibodies comprise the antigen-binding site of antibodies engineered as a single protein. Under an agreement with Enzon Pharmaceuticals, Inc. Micromet is the exclusive licensor of the two companies’ combined intellectual property estate in the field of single-chain antibody technology. Current licensees include Alexion Pharmaceuticals, Alligator Bioscience, Amersham Pharmacia, Arizeke Pharmaceuticals, Baxter Healthcare Corporation, BioInvent International AB, Bristol-Myers Squibb Company, Cambridge Antibody Technology, UCB Pharma, Crucell, EvoGenix, ESBATech, Invitrogen, MorphoSys, Merck & Co, Neoprobe Corporation and Xoma Corporation.
Conference Call Monday, January 9, at 9:00 AM Eastern Time / 03:00 PM Central European Time
CancerVax and Micromet will host a joint conference call on Monday, January 9, to discuss the planned merger and its business overview at 9:00 a.m. Eastern Time. A live audio webcast of management’s presentation will be available at http://ir.cancervax.com. Alternatively, callers may participate in the conference call by dialing (866) 700-7173 (domestic) or (617) 213-8838 (international). The passcode for the call is 36272047. Following the call, the webcast will be archived on the investor relations section of the CancerVax website.
About CancerVax Corporation (www.cancervax.com)
CancerVax Corporation is a biotechnology company focused on the research, development and commercialization of novel biological products for the treatment and control of cancer. The Company’s leading product candidate is D93, an anti-angiogenic, humanized, monoclonal antibody. CancerVax plans to file an investigational new drug application for clinical trials of D93 in the first quarter of 2006. Upon the consummation of the merger, the Company intends to focus on the development of antibody-based product candidates for the treatment of cancer and inflammatory and autoimmune diseases. As a result, CancerVax is actively seeking to sublicense its rights to its three licensed product candidates that target the epidermal growth factor receptor signalling pathway.
About Micromet (www.micromet.de)
Micromet AG is a private Munich, Germany-based biotechnology company with a focus on the development of novel, proprietary antibody-based products for cancer and inflammatory and autoimmune diseases. Two product candidates are currently in clinical trials. MT201, a recombinant human monoclonal antibody is being evaluated in Phase 2 clinical trials for the treatment of certain solid tumors. MT103 is being studied in a Phase 1 clinical trial. The Company has established a powerful drug development platform based on its BiTE™ technology, a unique drug format that leverages the cytotoxic potential of T cells, the most powerful ‘killer cells’ of the human immune system. Micromet has integrated infrastructure and expertise in all disciplines of drug design and development. The Company has attracted both top-

tier life science investors and collaborators, such as MedImmune, Inc. and Serono.
Forward-Looking Statements
This release contains certain forward-looking statements that involve risks and uncertainties that could cause actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. Such forward-looking statements include statements regarding the proposed transaction, the efficacy, safety, and intended utilization of the companies’ respective product candidates, the conduct and results of future clinical trials, and plans regarding regulatory filings, future research and clinical trials and plans regarding partnering activities. Factors that may cause actual results to differ materially include the risk that CancerVax and Micromet may not be able to complete the proposed transaction, the risk that product candidates that appeared promising in early research and clinical trials do not demonstrate safety and/or efficacy in larger-scale or later clinical trials, the risk that CancerVax and Micromet will not obtain approval to market their respective products, the risks associated with reliance on outside financing to meet capital requirements, and the risks associated with reliance on collaborative partners for further clinical trials, development and commercialization of product candidates. You are urged to consider statements that include the words “may,” “will,” “would,” “could,” “should,” “believes,” “estimates,” “projects,” “potential,” “expects,” “plans,” “anticipates,” “intends,” “continues,” “forecast,” “designed,” “goal,” or the negative of those words or other comparable words to be uncertain and forward-looking. The transaction is subject to customary closing conditions, including approval of CancerVax’s and Micromet’s stockholders. These factors and others are more fully discussed in CancerVax’s periodic reports and other filings with the SEC.
Any forward-looking statements are made pursuant to Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and, as such, speak only as of the date made. CancerVax undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.
Additional Information about the Merger and Where to Find It
In connection with the proposed transaction described herein, CancerVax will file a registration statement that contains a proxy statement/prospectus with the SEC. Investors and security holders of CancerVax and Micromet are urged to read the proxy statement/prospectus (including any amendments or supplements to the proxy statement/prospectus) regarding the proposed transaction when it becomes available because it will contain important information about CancerVax, Micromet and the proposed transaction. CancerVax’s stockholders will be able to obtain a copy of the proxy statement/prospectus, as well as other filings containing information about CancerVax and Micromet, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to CancerVax Corporation, 2110 Rutherford Road, Carlsbad, CA 92008, Attention: Investor Relations, Telephone: (760) 494-4200.

Participants in the Solicitation
CancerVax and its directors and executive officers and Micromet and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of CancerVax in connection with the proposed transaction. Information regarding the special interests of these directors and executive officers in the merger transaction will be included in the proxy statement/prospectus referred to above. Additional information regarding the directors and executive officers of CancerVax is also included in CancerVax’s proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on April 28, 2005. This document is available free of charge at the SEC’s web site (www.sec.gov) and from Investor Relations at CancerVax at the address described above.
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Contact for CancerVax Corporation	Contacts for Micromet
William R. La Rue SVP & Chief Financial Officer +1 760-494-4200 ir@cancervax.com http://www.cancervax.com	Evelyn Wolf (media) +49 89 895277-220 evelyn.wolf@micromet.de
Ines-Regina Buth (investors) +49 89 895277-221 ines-regina.buth@micromet.de http://www.micromet.de